AUTHORIZATION TO FILE SECTION 16 REPORTS

I hereby authorize and
designate Ronald A. Miller, Sonia M. Dumbleton or Michael D. Grover to execute and file or cause to be filed, on my behalf any Forms 3, 4 and 5, including any amendments thereto, that I may voluntarily or be required to file with the U.S. Securities and Exchange Commission as a result of my ownership of, or transactions in, securities of Financial Institutions, Inc. This authority shall continue until I am no longer required to file such forms, or until sooner revoked by me in writing.

In witness
whereof, I have executed this authorization this 28th day of March 2005.



	Thomas P. Connolly
	Director
	Financial Institutions,
Inc.


Maureen A. Kucharski
Witness